VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

RE: Tortoise Energy Capital Corporation (File No. 811-21725)

To the Commission:

Tortoise Energy Capital Corporation (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is filing an amended fidelity bond to reflect an extended bond period from February 25, 2013 to September 1, 2014.  The company hereby provides the following in connection with the Company’s amended fidelity bond for the extended bond period from February 25, 2013 to September 1, 2014:

1. A copy of the amended bond coverage for the Company (the “Bond”) (attached as EX99.1).

2. A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act) of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from February 25, 2013 to September 1, 2014.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

Tortoise Energy Capital Corporation

Date: June 4, 2014	By:	/s/ P. Bradley Adams
P. Bradley Adams
Chief Financial Officer